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                             June 5, 2020

       Pankaj Mohan, Ph.D.
       Chief Executive Officer and Chairman
       Sonnet BioTherapeutics Holdings, Inc.
       100 Overlook Center, Suite 102
       Princeton, NJ 08540

                                                        Re: Sonnet
BioTherapeutics Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Correspondence
dated May 26, 2020
                                                            File No. 333-237795

       Dear Dr. Mohan:

              We have reviewed your May 26, 2020 response to our comment letter and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2020 letter.

       Response dated May 26, 2020

       General

   1. We note your response to prior comment 14, which we reissue. We do not agree with your conclusion that
you satisfy the eligibility requirements to use Form S-3 as the financial statements of
Sonnet BioTherapeutics, Inc. have not been included in materials required to be filed
pursuant to Section 13, 14 and 15(d) for a period of at least twelve calendar months
immediately preceding the filing of the registration statement on Form S-
                                                        3. Please refile this
offering on Form S-1. When you refile, please also consider your eligibility to
incorporate by reference. See General Instruction VII of Form S-1.
   2. We note your response to prior comment 15. We do not agree with your conclusion that the offering is
appropriately characterized as a resale offering in light of the reset provisions of the
warrants that provide for the issuance of additional common shares as set
 Pankaj Mohan, Ph.D.
Sonnet BioTherapeutics Holdings, Inc.
June 5, 2020
Page 2
      forth in your response letter. Given the size of this resale offering relative to the outstanding shares of common stock held by non-affiliates, we believe that this transaction is an indirect primary offering by or on behalf of the company. Since you are not eligible to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.1 of
      Form S-3, you are ineligible to conduct a primary at-the-market offering pursuant to Rule
      415(a)(4). Accordingly, please revise to establish a fixed price for the shares and disclose that the selling shareholders are underwriters.
       You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNamePankaj Mohan, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameSonnet BioTherapeutics Holdings, Inc.
                                                            Office of Life
Sciences
June 5, 2020 Page 2
cc:       Steven M. Skolnick, Esq.
FirstName LastName